UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q
              [ ] Form N-SAR  [ ] Form N-CSR


              For Period Ended:    January 2, 2005
                                ---------------------
              [ ] Transition Report on Form 10-K
              [ ] Transition Report on Form 20-F
              [ ] Transition Report on Form 11-K
              [ ] Transition Report on Form 10-Q
              [ ] Transition Report on Form N-SAR
              For the Transition Period Ended:
                                               -----------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

                         CALIFORNIA PIZZA KITCHEN, INC.
                         ------------------------------
                             Full Name of Registrant

                     6053 West Century Boulevard, 11th Floor
                     ---------------------------------------
            Address of Principal Executive Office (Street and Number)

                       Los Angeles, California 90045-6438
                       ----------------------------------
                            City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       |  (a)  The reason described in reasonable detail in Part III of this
[X]    |       form could not be eliminated without unreasonable effort or
       |       expense;
       |
       |  (b)  The subject annual report, semi-annual report, transition report
       |       on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
       |       portion thereof, will be filed on or before the fifteenth
       |       calendar day following the prescribed due date; or the subject
       |       quarterly report or transition report on Form 10-Q, or portion
       |       thereof, will be filed on or before the fifth calendar day
       |       following the prescribed due date; and
       |
       |  (c)  The accountant's statement or other exhibit required by Rule
       |       12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

California Pizza Kitchen, Inc. (the "Company") is unable to file its Annual Report on Form 10-K for the fiscal year ended January 2, 2005 in a timely manner without unreasonable effort or expense in light of the circumstances described below:

The Company has previously announced that, like many other companies in the restaurant and retail industries, it is reviewing its accounting treatment for leases as a result of the views expressed by the Chief Accountant of the Securities and Exchange Commission ("SEC") on February 7, 2005 in a letter to the American Institute of Certified Public Accountants. As a result of the Company's review and discussions with its independent registered public accountants, Ernst & Young LLP, the Company's management and the Audit Committee of its Board of Directors have determined that the Company's accounting for tenant improvements and rent holidays was not in conformity with generally accepted accounting principles as described by the SEC in the February 7, 2005 letter. Accordingly, in response to the SEC's pronouncement, the Company has concluded that its previously issued consolidated financial statements presented in its Annual Report on Form 10-K for the fiscal years ended December 28, 2003, December 29, 2002, December 30, 2001, and December 31, 2000, and those in its Quarterly Reports on Form 10-Q filed during 2003 and 2004, should no longer be relied upon. Consequently, the related reports of Independent Registered Public Accounting Firm should no longer be relied upon, nor should the unaudited financial results included in the Company's press release issued on February 3, 2005. The Company's Annual Report on Form 10-K for the fiscal year ended January 2, 2005 will include restated consolidated financial statements for each of the periods included in the Company's audited financial statements and no other restatements reflecting these adjustments will be filed subsequently.

In prior periods, the Company had recognized rent expense for operating leases using a lease term that commenced when actual rent payments under the lease term began, which generally coincided with a point in time near the date the restaurants opened. This generally had the effect of excluding the build-out period of the Company's restaurants (which typically preceded the commencement of the lease term) from the calculation of the period over which rent was expensed. As a result of the SEC's pronouncement in the February 7, 2005 letter, the Company will now recognize rent expense over a lease term that includes the build-out period, which in most cases will cause rent expense to be recognized sooner than previously reported. Further, in prior periods, the Company's consolidated balance sheets reflected the unamortized portion of construction allowances funded by landlords as a reduction of the related leasehold improvements. In keeping with the SEC's February 7, 2005 pronouncement, construction allowances will now be recognized as deferred rent and amortized over the lease term as a reduction of rent expense. Fiscal years ending 2002 and 2003 included charges of $2.4 million and $14.7 million respectively, for the impairment of property and equipment under Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The restatement will increase the impairment charge previously included in the fiscal 2002 and 2003 results of operations. Subsequent years, however, will reflect a reduction in rental expense and therefore an increase in earnings per share that corresponds with the impaired assets' lease terms. In addition, the Company's statements of cash flows reflected construction allowances as a reduction of capital expenditures within cash flows from investing activities, but these construction allowances will now be reflected as cash flows from operating activities.

The Company is working diligently to complete its review of these matters and to quantify the impact of the necessary adjustments on each of the affected prior periods. Due to the time and effort involved in determining the effect of these adjustments on the Company's historical financial statements, and to allow Ernst & Young LLP sufficient time to complete the audit of these financial statements, the decision has been made to delay the filing of the Company's Annual Report on Form 10-K for the fiscal year ended January 2, 2005. The Company now expects to file its Form 10-K on or before April 4, 2005. The Form 10-K for the fiscal year ended January 2, 2005 will include disclosure of the effects of the required adjustments on the Company's audited financial statements for each period presented in the Form 10-K.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Susan M. Collyns               (310)                  342-5000
     ----------------------------    ------------          ------------------
               (Name)                 (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s).                           [X] Yes  [ ] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                      [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As discussed in Part III above, the Company will restate its financial results for prior periods. As of the date of this filing, the Company is unable, without unreasonable effort and expense, to provide a quantitative assessment of the impact that the corrections to its lease accounting practices will have on the results of operations for fiscal 2004 and prior periods. The Company is working diligently to complete its review of these matters and to quantify the impact on each of the affected periods. The Company does not expect these adjustments to affect the amount of revenues, comparable store sales, or cash balances previously reported.

As previously reported in the Company's February 3, 2005 press release, the Company's unaudited consolidated revenues increased 19.9% to $115.2 million for the fourth quarter ended January 2, 2005 from $96.1 million in the fourth quarter of 2003. The Company's unaudited consolidated revenues increased 17.4% to $422.5 million for the fiscal year ended January 2, 2005 from $359.9 million for the fiscal year ended December 28, 2003. The Company had an additional week in fiscal 2004 (a 53-week year versus the typical 52-week year) which is reflected in the fourth quarter revenues noted above. Although the Company expects there to be additional significant changes in the results of operations from its 2003 fiscal year that will be reflected in its Form 10-K for the period ended January 2, 2005, and until the final determination of the effect on the Company's financial statements of the accounting adjustments described in Part III above, the Company is unable to reasonably estimate any other such changes.


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                         CALIFORNIA PIZZA KITCHEN, INC.
               --------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: March 18, 2005                   CALIFORNIA PIZZA KITCHEN, INC.



                                       By: /s/ LARRY S. FLAX
                                           -------------------------------------
                                                     Larry S. Flax
                                               Co-Chief Executive Officer,
                                       Co-President and Co-Chairman of the Board




                                       By: /s/ RICHARD L. ROSENFIELD
                                           -------------------------------------
                                                 Richard L. Rosenfield
                                               Co-Chief Executive Officer,
                                       Co-President and Co-Chairman of the Board



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